Exhibit 99.1

GENFIT: Publication of the 2019 Universal Registration
Document and the 2019 Annual Report on Form 20-F

Lille (France), Cambridge (Massachusetts, United States), May 27, 2020 – GENFIT (Euronext: GNFT - ISIN: FR0004163111), a late-stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and liver diseases, today announced the filing of its 2019 Universal Registration Document with the Autorité des marchés financiers (AMF) and its Annual Report on Form 20-F for the year ended December 31, 2019 with the U.S. Securities and Exchange Commission (SEC).

These annual reports are available to the public free of charge in accordance with applicable regulations and may be viewed at and downloaded from GENFIT’s website at https://ir.genfit.com/. The 2019 Registration Document is also available on the AMF’s website: www.amf-france.org and the Annual Report on Form 20-F is available on the website of the SEC (www.sec.gov).

GENFIT’s 2019 Universal Registration Document includes, in particular, the annual financial report, the annual Board of Directors’ management report, the Board of Directors’ report on corporate governance, the Statutory Auditors’ reports on the annual and consolidated financial statements and related-party agreements and the table summarizing the fees paid to the Statutory Auditors.

As a result of staffing constraints, remote work transitions, mobilization of our finance, legal and clinical teams normally involved in the drafting of our annual reports on key business continuity efforts and coordination of the Company’s response to the COVID-19 pandemic, and reliance on certain third- parties to assist us in the production of the annual reports who were also impacted by COVID-19, the publication of our annual reports was delayed, as previously disclosed in our press release on April 29, 2020.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to the discovery and development of innovative therapeutic and diagnostic solutions in metabolic and liver related diseases where there are considerable unmet medical needs, corresponding to a lack of approved treatments. GENFIT is a leader in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. Its most advanced drug candidate, elafibranor, is currently being evaluated in a pivotal Phase 3 clinical trial (“RESOLVE-IT”) as a potential treatment for NASH and GENFIT plans to initiate a Phase 3 clinical trial of elafibranor in patients with PBC. As part of GENFIT’s comprehensive approach to clinical management of patients with NASH, the Company is also developing a new, non-invasive blood-based diagnostic test, NIS4™, which, if approved, could enable easier identification of patients with NASH. With facilities in Lille and Paris, France, and Cambridge, MA, USA, the Company has approximately 200 employees. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2